UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 27, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the transcripts of the presentation of the Second Quarter 2022 Results of UBS Group AG and UBS AG and related Q&A session, which appear immediately following this page.

Second quarter 2022  results

26 July 2022

Speeches by  Ralph Hamers, Group  Chief  Executive  Officer,  and Sarah Youngwood, Group  Chief  Financial  Officer

Including analyst Q&A session

Transcript.

Numbers for slides refer  to  the  second quarter 2022 results presentation.  Materials and a webcast replay are available at www.ubs.com/investors

Ralph Hamers

Slide 3 – Key messages

Thank you, Sarah.  Good morning, everyone.

I think going through, you will see that the second quarter has been one of the most challenging periods for investors in the last 10 years, and there has not been an asset class that has been immune to the effects of the challenging global macroeconomic environment. In these uncertain times, our clients rely on our powerful ecosystem to navigate markets and invest for the long-term. Our headline numbers for the quarter were strong and our return on CET1 capital was 19%.  And those numbers included the gain from the sale of our stake in a joint venture in Japan.

This gain aside, our underlying performance reflected a good result in a more challenging environment with lower asset levels, higher volatility and increasing rates.  We’re navigating this environment staying close to our clients, keeping strong risk and credit discipline and continued focus on costs.

Slide 4 – Helping our clients navigate challenging market conditions

Going to the next slide, basically you see that the market sell-off accelerated in the second quarter.  And that was the case in both equities as well as fixed income.  Inflation continues to be high, the war in Ukraine is ongoing, strict Covid policies are still part of the lives in Asia and all of these have led to further declines in the economic growth outlook.  And with significant drops in markets, our clients’ portfolios lost value resulting in lower client assets across our franchise.  Just to put a couple of numbers to that – the MSCI world index was down 17%, investment grade bonds were down 5% on average, high yield bonds were down 12%.

So, it’s no wonder that our private clients stayed on the sidelines this quarter.  And net new fee generating assets were flat for the group but positive for Asia Pacific and also positive for Switzerland.  Transaction-based revenues with these clients declined by 17%.

We also saw 12 billion of net outflows in Asset Management, mostly out of equities.

In times of turmoil, liquidity is important.  We continued to support our clients through lending, with growth particularly in the Americas.  We also focused on deposit offering and optimized our net interest income, where we saw 15% growth across our deposit-taking businesses.  And deposits were flat against last year.

Client activity was robust on the Institutional side, so that’s a completely different picture, they remained very active on the back of high volatility. Global Markets revenues were up 10% year on year, as our markets business had another good quarter, traded well on increased activity.  We benefited from prudent risk management here, and from the resiliency of our technology platform to basically handle the very high equity volumes coming through the system.

And it’s clear that it was a challenging quarter.  For our clients, and for our businesses.  But in times like these it’s where our clients need us most and need our advice most as well.  And that’s what we’re focused on.

Slide 5 – Delivering on the core elements of the ecosystem for investing

Then looking at some of the particular performances that we show, our investment ecosystem continue to allow our clients with unique insights, opportunities to get through this volatility.  This slide, slide 5 I am right now, highlights some areas of growth in our ecosystem from the last quarter.

We’re working with our partners to offer our clients unique investment opportunities.  For example, private markets where we saw net new commitments at 3.9 billion for the quarter or 5 billion on a gross basis.  And we see more also potential for this category, the private markets category.  Our CIO recommends that clients with a balanced risk profile to allocate up to 10% of their portfolios to private markets.  At this moment, the average allocation is 3% so real upside there.

Our offering for Separately Managed Accounts in the US continues to attract inflows as well.  4 billion this quarter, with overall assets under management in SMAs currently at 115 billion dollars. So that’s quite remarkable in terms of performance since we started that in 2020.

Sustainable investing is embedded in our purpose and our strategy, as you know, and that’s why we report on it as well.  We already managed 239 billion of sustainable investments on behalf of our clients, so more than halfway to our 400 billion aspiration for 2025.  But we need common standards here to maximize the impact.  And that’s why we’re partnering to create these, and many different platforms, subscribing to many different methodologies but also by contributing to the newly developed Swiss Climate Scores.

My Way, as you know, is our module where we actually deliver digital mandates, we saw inflows of half a billion here.  We expanded our product offerings in line with our CIO views, including an actively managed commodities module here as well now. So, that offering to really have your mandate digitally is increasing every quarter as well

And lastly, momentum stayed positive for investment product inflows in Switzerland.  These contributed to the 8% year-on-year growth in recurring fees.  Last quarter, we saw half a billion of positive inflows in investment products, and that’s also representing an 8% annualized growth.

So as you can see, we're delivering on our promise to offer our clients the right opportunities at the right time. Clearly, when times change, the opportunity has to be changed as well, and we are literally staying very close to our clients to get a sense for what works for them in their investment portfolios, and also the way we deliver to them in a more digital way.

Slide 6 – Leveraging technology as a differentiator while improving efficiency

On that note, let me turn to the next slide where we basically give you an update as to how we are leveraging technology as a differentiator while improving our efficiency.  So, technology we use in order to improve our user experience, but we also use it for efficiency. And I think this slide shows you that we are accelerating the use of technology to our clients so that they can interact with us through their preferred channels in a seamless way.

We launched in Switzerland key4 Banking, which is a-digital only banking offering. It's fast, intuitive, it's competitively priced. We target the mobile-only retail segment here, which grows at 30% year-on-year. So, it's a very fast-growing segment that we want to be a player in.  Of course, key4 clients also have access to the classic UBS offering for more specific services, and the platform will be a feeder to those.

In Asia Pacific, our Circle One ecosystem is now live. The app connects clients to experts, thought leaders, actionable trade ideas through engaging content and video. So, basically, an app with very snackable content, people can watch videos, get educated on specific trends, investment opportunities and as a next step also execute on those.  So far, also in Circle One, the user base is growing fast, and with time, we will add new features, and thanks to the agile development that we actually apply here, and we will have continuous feedback from our clients to ensure that we stay ahead in our developments, both in terms of the offering as well as the user experience.  As an example, in the next phase, clients will be able to connect with each other, and to experts in interest groups that focus on very specific topics and that could be investing, could be wealth planning, family advisory, sustainability, art, philanthropy, and much more.

Our strategy to transform how we manage, change and develop technology is also on track. And you can see that also in this slide, where we are executing our cloud strategy to gain further flexibility, to gain further efficiency as well. And we now have around 60% of our computing power fully delivered on cloud, half on the public cloud, half on the private cloud.  We're transforming our agile workforce – our workforce to agile as your way of working. We're currently having 13,000 employees working that way.  So, it's the second wave we are in. Within these teams now, we see that technology teams are consisting of 65% of engineers. So basically, we're changing the composition in terms of non-engineers to engineers and that has changed by 10 percentage points. So, a real productivity increase coming through if you compare it to the pre-agile composition of our technology teams.

We developed AI technology to help identify and remediate service interruptions in over 500 applications as well. And we've decommissioned around 300 applications this year to simplify our tech estate. These are just a couple of proof points how we're making technology a differentiator, both in user experience, as well as in how we manage technology flexibly and efficiently.

Slide 7 – We are executing our plans across the regions

Turning to slide seven, I'd like to give you a couple of examples of how we are executing our strategy and capabilities in the regions, because that's where our strategy comes together. And we're organized in divisions, but where the rubber hits the road is truly with the clients and the clients are in the regions.

So let's talk about the Americas here. The recent dollar interest rate hikes are our primary focus of how we manage our deposit offering. We expanded our deposit offering for that reason, we saw also a continued demand for loans. And as a result of the combination, our net interest income was up 37% versus last year.

In Switzerland, we're building a strong foundation on the technology side, which contributes to being named best bank in Switzerland for the eighth time since 2012.

In EMEA, as you know, our strategy was – is very much to improve profitability with a very selective investments in our areas of focus, more towards the entrepreneurial wealth creation, families with large companies, and the – and the build out of our banking proposition to that segment. This strategy we see is delivering results already, specifically on the cost side, where costs were down 9% against last year.

Lastly, Asia Pacific, and that's also as a result of our continued focus and discussion with clients to show them our mandate offerings. We saw 3.3 billion of net new fee generating assets in the quarter alone. And overall, you see basically given the fact that we're talking about four regions with selective, with a selective update here, you see that region diversification is really a competitive advantage for us. It's a source for stability. It's a source for resilience. And I think this quarter proved it once again.

Slide 8 – We delivered strong reported results and good underlying performance

Now then to a summary on the numbers, and then Sarah will take you through more specific numbers as well, and thereafter we'll have the Q&A, but just ending on the diversification both regionally and by business. You see the resilience in our financials here on this slide. Our revenues have started to benefit from higher interest rates, and that helped offset the lower recurring fees and the lower client activity levels on the private side.

Again on the institutional side, we saw quite the opposite with good results in Global Markets. Meanwhile, we remained very disciplined on cost as we execute our efficiency plans. Operating expenses were down a percent compared to last year, and together with the gain on the sale of the joint venture in Japan, which we already updated you on, this resulted in 2.1 billion in net profit, 18.9% return on CET1 and a 70.6% of cost/income ratio, all within target levels.

In the second quarter, we bought back another 1.6 billion of shares while maintaining capital ratios well above the requirement. So, we are well on our track to buy back around 5 billion of shares by the end of the year.

Now heading into the second half of the year, we're well positioned for an operating environment which remains uncertain. Certainly, in the next couple of months, I see that's so. But we're very well positioned to work through that, that’s thanks to our strategy, thanks to our business model that values global diversification, operation, and financial resilience, strict risk management, capital efficiency, and a strong capital base. So, strong reported results.

And I think this is also the moment for me to hand over to Sarah Youngwood, our CFO, and she will take you through the underlying performance. Sarah, the floor is yours.

Sarah Youngwood

Slide 10 – 2Q22 net profit USD 2.1bn; 18.9% RoCET1

Thank you, Ralph.  Good morning, everyone.

It is a great pleasure to be here today.

As you heard from Ralph, we reported a strong set of results during this period of uncertainty.  We partnered with our clients when they needed us most and delivered a good underlying performance.

On slide 10, our net profit in the quarter was 2.1 billion dollars, up 5% year-on-year, with a return on CET1 capital of 19%, a return on tangible equity of 16% and a cost/income ratio of 71%.  We have a balance sheet for all seasons and are on track to meet our return on CET1 capital and cost/income ratio targets for the full year 2022.

The year-on-year comparison on the slide highlights a number of items that are not representative of our underlying performance.  First of all, in revenues in the first bar, 810 million dollars from net gains on sales.  This included the 848 million sale of our real estate JV in Japan, and the sale of our minority stake in Fondcenter a year ago.  This was partially offset by 147 million real estate-related revenue impacts, including a loss of 46 million this quarter.  And moving to expense, we had 158 million higher litigation including 221 million this quarter, net.  FX movements were over 200 million each for revenue and expense, and netted to a headwind of around 50 million.

Now let me go through the underlying performance.

The revenue story reflected the impact of market levels on recurring and transaction fees, as well as lower Global Banking revenues, mostly offset by higher combined net interest income in GWM and P&C, and continued strength in Global Markets.

The net credit loss expense was 7 million dollars compared to an 80 million release last year.  This is a reflection of our existing level of reserves and the quality of our balance sheet.  For example, 94% of our loans are collateralized and for those the average LTV is less than 55%.

Operating expense was down 1%, as variable compensation was down around 130 million dollars offset by increases in T&E and IT.  We remain focused on our cost discipline, while absorbing increasing inflationary pressures and investing for the long-term.

Slide 11 – Group results by region

Now let’s turn to our regions on page 11.  Ralph walked you through the strength of our regions, and I’ll show you the diversification in our numbers.  On the revenue side, Americas represented 40% of our business, followed by Switzerland at 23%, EMEA at 20% and APAC at 17%.  On the right, given the strong efficiencies of Switzerland and APAC, and the level of investments in the US, on a pre-tax basis ex-litigation Switzerland represented a third of our business, followed by Americas at 23%, APAC at 22%, and EMEA at 21%.

Slide 12 – Global Wealth Management

Let’s move to our businesses, on page 12 - starting with GWM. GWM profit before tax in the quarter was 1.2 billion dollars, down 2% year-on-year excluding litigation.

Revenues were 2% lower, with top line increases in Americas and Switzerland driven by NII, and decreases in APAC and EMEA due to lower market levels and muted client activity.  NII overall was up 24% year-on-year, and 11% sequentially – with deposit volumes up 1% year-on-year, including 19% up in Americas, and down 6% QoQ.  I would also note that the firm’s deposits were flat year-on-year and down 5% QoQ.  We were able to increase our deposit margins in GWM by over 60% versus one year ago, while providing our clients with very competitive and stable pricing in savings rates, which they appreciated.

While we’ve stayed close to our clients, macro and geopolitical uncertainty, and lower asset pricing have kept them on the sidelines.  As we enter the third quarter, the sentiment remains subdued.

The operating expense ex-litigation and FX was flat versus last year.

Net new fee-generating assets were 0.4 billion in the quarter with positive flows into SMAs, alternatives, self-directed mandates and UBS My Way, which more than offset pressure in discretionary mandates and investment funds.  We also continued to see high demand in the private market space, where, as Ralph already mentioned, we saw 3.9 billion of net new commitments.  Despite the environment, we also continued to see strong flows in APAC, where net new fee-generating assets were over 3 billion in the second quarter.  These inflows, together with 1 billion inflows in Switzerland, more than offset outflows in the Americas and EMEA.  For the past 12 months we generated 65 billion net new fee-generating assets, which represents around a 5% growth.

For the first three weeks of July, we saw positive flows in the Americas and across GWM.

Net new lending in 2Q was 0.9 billion, with continued strong growth in Americas, especially from assets-based lending and mortgages.  This was partially offset by continued deleveraging in APAC and, to a lesser extent, in EMEA.

Slide 13 – Asset Management

Moving on to Asset Management, on page 13.  We had a profit before tax of 959 million dollars, which includes the 848 million net gain I referred to.

This quarter’s JV sale represents the closing chapter of a successful 20-year partnership, during which we were able to build and grow our joint-venture to become one of the largest real estate management companies in Japan.

However, given the level of equity and bond markets the underlying performance of the business was affected. We saw 12 billion of net outflows, mostly in equities, and both our management and performance fees were down. Operating expense was up 1%.

Slide 14 – Investment Bank

The IB, on page 14, had a profit before tax of 410 million dollars, delivering a return on attributed equity of 15% excluding litigation.

Global Markets revenues increased by 10%, or 4% underlying.  The increase was primarily driven by our Rates and FX businesses, as well as a record 2Q in Financing, which was driven by increases in Equity Financing and Clearing.

Global Banking revenues were down 57% to 377 million, with the global fee pool down by 51%, as both Advisory and Capital Markets were down.  We managed our risk well and, included in the numbers, we had net mark-to-market losses of around 70 million dollars across LCM, corporate loans and CRE.  There is no development in July that has meaningfully affected our marks, but we haven’t seen a change in market conditions.

Operating expense was down 1% ex-litigation and FX, on lower variable compensation, offsetting higher technology expenses and inflationary pressure on salaries.

Slide 15 – Personal & Corporate Banking (CHF)

On page 15.  Moving to P&C, the leading bank in Switzerland.  P&C profit before tax was 398 million Swiss francs, with strong business momentum and good cost control.  The year-on-year comparison was impacted by credit loss releases and non-recurring real estate gains in the second quarter of 2021.

Total revenues were up 2% year-on-year, with increases across the board in NII, recurring and transaction-based income.

Net interest income rose by 5%, mainly driven by deposit revenues due to higher deposit margins as a result of rising interest rates, as well as deposit management actions.

Transaction-based income increased 4% on higher revenues from credit card and FX transactions, reflecting an increase in travel spending by our clients.

Recurring net fee income was up 8%, including higher revenues from 2.4 billion of net new investment product inflows over the past 12 months.  For the quarter, Personal Banking net new investment product flows were 0.5 billion, an annualized growth rate of 8%.

The credit loss expense was 33 million compared with 42 million credit loss release a year ago.

Costs ex-litigation were down 1% on a lower personnel expense.  This was largely offset by increased investments in technology as we continue to execute our digital strategy.

Slide 16 – Common equity tier 1 capital

On the last slide, page 16, we maintained a strong capital position this quarter, well above our guidance, while continuing to distribute capital according to our plans.  As of the end of June, our CET1 capital ratio was 14.2% and our CET1 leverage ratio was 4.37%.

The sequential CET1 capital increase includes a 0.3 billion post-tax benefit in connection with the reclassification of an HQLA portfolio from “fair value through OCI” to “amortized cost”.  As you recall, we announced in our February strategic update our growth plans in banking and investment management in the US, including the Wealthfront transaction and organic growth initiatives. This transformative change in strategy requires the reclassification of this portfolio.

Turning to the CET1 capital ratio walk and starting at 14.3% at the end of last quarter.  Net profit contributed 70 basis points, offset by capital returns to our shareholders of 60 basis points, and 20 basis points from the increase in RWA from 312 billion dollars to 316. In addition to that, we had a 10 basis point impact of FX offset by the reclassification I just mentioned.

Our capital return story remains strong. In the first half of the year, we have repurchased 3.3 billion dollars, and as of last Friday the number was 3.7 billion, of which 1.6 billion took place in the second quarter. With a payout ratio of 97% for the first half of the year, including dividend accruals and buybacks, we expect to buy back around 5 billion dollars of shares during 2022, as planned.

Slide 17 – Purpose slide

To conclude, our capital-light and diversified business model, proactive risk management and exposure to rising interest rates, contributed to the quarter’s good performance.  We continue to stay close to our clients and execute our long-term strategy, while remaining disciplined on costs to deliver sustainable growth.

With that, let’s open up for questions.

Analyst Q&A (CEO and CFO)

Magdalena Stoklosa, Morgan Stanley

Thank you very much, and good morning. I've got two questions: one, regarding the NII trajectory and sensitivity, and another one on the net new fee generation inflows into the kind of – into wealth, and what you're thinking about this going forward.

So, on the NII, your sensitivity kind of changed slightly versus the last time you've published this. We had a kind of slightly less US dollar sensitivity. And – but of course, the biggest change is actually coming from Swiss franc, and of course, you know kind of unsurprisingly so, given the rate hike and, of course, a kind of very different rate trajectory in Switzerland from here. But could you kind of run us through how this is going to pan out on a more of a quarterly basis? Because, of course, your initial sensitivity to Swiss franc interest rates is slightly negative given the central bank liquidity and also the – your deposit charging practice. How – and of course, then it kind of – it goes up as the rates move above zero. Could you give us a sense how you think that's going to pan out? And also, on US dollar, is it really a kind of question of effectively having spent some of that – your NII has already increased by the 24% in GWM in particular. So that's on NII.

And on the inflows, of course, you've got – I was kind of very pleased to see those inflows in APAC. Could you give us a sense where do they go kind of product-wise? And, again, your view on flows maybe a little bit going forward. I know you've mentioned Americas in July, but just slightly, slightly further out. What's the pipeline looking like? Thank you.

Ralph Hamers

Okay. Thank you, Magdalena. So on the flows and NII, Sarah will take the one on NII because you're asking for quite some details there. So let her work on that a bit before we give the answer. So on net new fee-generating assets, yeah, we're very happy to see that we – after, you know, working with our clients, looking at the opportunities they had, and given the fact that, you know, in Asia Pacific you saw already a kind of a muted, a muted behavior around our – with our clients in terms of the transactions over the last three quarters, actually, almost for a full year now that, you know, we have been able to secure them to look at managed business. And that's what you see coming through in the net new fee-generating assets of 3.3 billion in Asia Pacific. So that's – that is something that we're very happy about.

We also saw a 1.1 billion of inflows, net new fee-generating assets, for example, here in Switzerland as well. And we saw some higher outflows in the US. Specifically, as to what we expect going forward, who knows the future certainly in these uncertain times. Having said that, we are very focused on supporting our customers through this mandate and, therefore, net new fee-generating assets is a very good alternative with our CIO strategies there. They are attracted. We are continuing to hire, for example, also financial advisors in the US. It should also give further rise of increases in new – net new fee-generating assets, and the first week of – the first weeks of the third quarter basically looked broadly positive across the whole franchise. So, that's what I can tell you. I can't go further – much further as to where it will go, but, you know, we're really working hard on this. Managed businesses is what we do, staying close to the clients, you know, recruiting financial advisors also in the US, making sure that the managed business continues to grow out there as well. And at least in the first three weeks of this quarter – of this new quarter, we saw broadly positive flows. Sarah?

Sarah Youngwood

Yes. So, on NII, I think what you're noticing, and it's not surprising, is that in the US, because we have already seen some of the changes, the sensitivity decreases, and that is, I would say, mathematically always to happen. And then, of course, we had the events in Switzerland, which were not expected as of last quarter, and that come in. So, in terms of like how that translates for us, the first thing that I would say is that the guidance that we gave last quarter stands on a static balance sheet basis as we gave it last quarter.

And if you want to dig a little bit into what has happened, you heard the excellent numbers that I mentioned, the 24% year-on-year up in GWM, sequentially 11%, the increase in margin by 60%, the performance was strong. And our actual betas were lower than our modeled betas. So, that was on the US.

In Switzerland, what we did is what we should have done, which is we of course, translated to the clients as needed the changes in the rates that we experienced. We have always said that being close to zero or at zero is not the best place for us on the right curve in Switzerland. And the good news though is that at least the expectation today is that we would stay probably a very little time in that zone, and would be able to benefit from the tailwind once we are into the positive territories.

Magdalena Stoklosa, Morgan Stanley

So, we're likely to see kind of a probably a couple of quarters of more of a stable or alternatively even kind of some headwinds to the NII before probably let's just say mid next year, that kind of sensitivity coming through, maybe even to beginning depending on where SNB actually ends up.

Ralph Hamers

Yeah. Well, very – well, I would say I don't think like major headwind honestly, so I'm not sure where that comes from. But if that has to do with the fact that, you know, the SNB is still at minus 25 basis points and that is a situation where on one side, on the loan side, you know, their forward resident deposit side were at minus 25 basis points so we can’t charge more. Clearly, you know, the pricing that the way we have done our pricing there, it was not at a full minus 75 basis points anyway, right? So, because we very much look at the client side there, so from that perspective, if the SNB does not further hike, yeah, it may be a bit of a downtick, but I wouldn't talk about headwinds there honestly.  So, yeah.

Magdalena Stoklosa, Morgan Stanley

Okay. Yes. Thank you very much for that. Thank you.

Chris Hallam, Goldman Sachs

Yeah. Good morning, everybody. So, just two questions. Firstly, just to follow up on this NII point. I guess to sort of put it into numbers, the net interest margin in global wealth management was around 220 bps in Q2. It's up around 40 bps versus this time last year. So, do you have a sense about how much more that margin could expand by about sort of over the next couple of years? That would be my first question.

And then second, you mentioned client sentiment remain subdued in Q3 so far. And I just wondered if there's any regional nuances within that overall picture, or whether that's a fairly consistent global backdrop?

Ralph Hamers

Yeah. So, as always, so if you look at how clients have currently allocated their investments, we have not seen a massive change away from cash, also not into cash. So, last year it was like 22% in cash and now it’s like 23% in cash. So, that's not where we see it really. If you look at investor sentiment, we do see a decrease of the sentiment with Asia being more pessimist – more optimistic across the different regions. So, that's a little bit the sentiment around it. In terms of the flows, I just indicated that in the first three weeks of the third quarter, we saw broadly positive flows coming through.

Sarah Youngwood

So, in terms of the NII on the dip, we are not going to go further on the position of what the deposit margin is going to be, but there's certainly could be additional upside.

Chris Hallam, Goldman Sachs

Okay. Thanks very much.

Kian Abouhossein, JPMorgan

Yeah. Good morning, Ralph. Good to have you at UBS, Sarah. Two questions. First of all, if I look at the numbers, the thing that strikes me today is that the underperforming US peers in all IB areas and you're underperforming in US Wealth Management Morgan Stanley, which is comparable. So, clearly, I don't want to make stuff about the second quarter in terms of future market share movements, but just trying to understand from your perspective, because I'm sure in the executive board you discuss it, why you think you underperformed in equities, fixed income, IBD, US wealth, and I would even say Europe wealth against Julius Baer yesterday.

Second question is regarding – again, coming back to wealth management, Asia deleveraging, is that stopping or is the second derivative changing? And can you talk a little bit more about, again, advisors in that area as well, considering your advisors are still declining?

And if I may take it slightly further, clearly, the new change in the structural wealth management in terms of management itself with Iqbal taking a bigger role, just wondering how that is changing things within wealth.

Ralph Hamers

Okay. Thank you, Kian. I'll answer and then Sarah can fill in on it. So, I'll start with the second one. So, the deleveraging in Asia Pacific, last quarter, we saw a continued deleveraging of minus 3.3 billion in Asia Pacific in net new loans. I mean, who knows honestly? It really depends on how things develop, but I do expect that towards the end of the third quarter and certainly into fourth quarter that there will be much more optimistic news coming from China and with that Asia. So, I do expect that on the back of a confirmation of the political leadership in China and with that the confirmation of the economic policies in China, and with that also further lifting of restrictions around COVID, that, you know, the whole Asia area will – or the whole Asia area will basically get a bit of an uplift, and we'll pick things up. And with that, I do expect also then the deleveraging to stop at a certain moment in time.

Now, will it continue at this moment in time? We don't have numbers, so I can't update you as to what is happening right now. But you saw the minus 3.3 for the quarter. So, with the decreasing market levels, you can expect them through, you know, the margins also to have to repay some of our loans. So, I think that's kind of the direct relationship that you can expect and that is in Asia. It's a lot of Lombard loans business that we have there. So that's the overall picture there.

Specifically, as to the change in leadership, there is not really a kind of a big change here, honestly, from that perspective. So, Tom has done a remarkable job turning the US into profitability, very much focused on further decreasing the cost income ratio, improving the scale that we have in the US, co-developing the strategy as to what are the next steps in the US, so a remarkable performance there. And, you know, after almost 40 years with UBS, it's only natural for him to look at, “okay, what's next?”. So, the way we are now looking at organizing there is that we are appointing Naureen Hassan as an executive team member reporting to me for the region, and very much responsible for the regional execution of the plans also for wealth management, but also for IB, also for asset management. And then Iqbal Khan taking the global strategic role for wealth management. That's the way you can read it, and then basically all of the divisions have a sole-lead structure. IB with Rob Karofsky, Asset Management with Suni, and Wealth Management with Iqbal, and then Sabine on the on the P&C side, but that's local. And then complemented with strong regional leadership. That's the way we go about it, because we have an ambitious plan for the US. We believe in those plans and the execution of those plans. Certainly, also from a digital perspective, not only for the digital proposition, but also to support financial advisors is crucial. And Naureen brings that experience and together with Iqbal I think there will be a good team to focus on the US market.

With that, Sarah, maybe some more color to the US performance, the relative performance.

Sarah Youngwood

Yes. So, maybe I'll start with a general comment on the IB performance, and how the mix has affected it. I think that basically when you're looking at our performance in the second quarter, we were a reflection of our mix in the same way we were in the first quarter.

So, in the first quarter, we had tremendous outperformance in the market that was very much towards the solutions and towards equities. And here, we're still on the reverse. So, we have our strengths in APAC, was not particularly accretive in terms of the contributions. The US houses were very strong in the US for flow business. As you know, Kian, we have a very capital-efficient model where we are focused on solutions that are additive to the ecosystem and less so on the flow business, which we view as less capital efficient. So, we did not participate in that fee pool. We participated to a degree, but less so on a mix-adjusted basis.

We did see FX and rates being strong for us, and financing was a good story in the US and across the world as well as clearing. And then, if you do deal all the adjustments, and we do that based on the public information that our peers, as they reported in markets, we actually end up if you adjust for mix, if you adjust for the products as well as the regions, and then you end up within the range of the performance. And then if you account for the fact that we are less on the flow side, that really explains the whole story.

In terms of US overall, I think that when you look at the situation, you've got a contribution actually that ended up being 40% of the revenue of the firm. So, I would certainly not say that that is not noticeable with, of course, the strong contribution from NII and from the banking business banking business that is being filled and that is already contributing strongly in the US. We got outflows that were very much tax-related. And so, 10 billion dollar because UBS is positioned as the high-end of the wealth spectrum, 10 billion versus 7 billion dollar last year. So, I would say, it's not surprising but it certainly contributes then you have to catch back from that to get into the net basis. We did see the SMAs and the private are being offset. And as I mentioned in my prepared remarks, we're seeing positive flows in the US in particular, but we're seeing positive all around in the three weeks of July. In June, we also had seen positive outflows in the US. So, that's another proof point of the fact that, April and May we're very much tax affected.

Kian Abouhossein, JPMorgan

Thank you.

Benjamin Goy, Deutsche Bank

Yes. Hi. Sorry. Hi. Good morning. One question actually on cost and cost control in GWM. And I think from a revenue perspective, it's actually improving meaning NII is going up, which I think is limited compensation linked to that. And then the revenues went down. It was just I was wondering how you see that playing out. Can you really push it through or is there investment need from the business that keep costs rather high?

And then secondly, I was wondering, I mean, you sold Austria and you're in the process of selling Spain. Maybe you can comment on in particular European consideration and your own business in light of the, I would say the new market outlook from here. Thank you very much.

Ralph Hamers

Sure. Thank you, Benjamin. Could you repeat your first question because at the beginning, we lost a bit of the connection there. So, I just want to be sure I got it right.

Benjamin Goy, Deutsche Bank

Yeah. Sure. No, I'm saying net interest income is going up, and there's typically very limited compensation linked to that. On the other hand, fees are falling whereas more an impact on the advisor compensation. So, I was wondering how that plays out going forward. Also, when you think about investment needs, and sort of the competitive pressure. Thank you very much.

Ralph Hamers

Okay. Yeah. Thank you. So, on the first one so it is a bit of what it is, Benjamin. So ,the financial advisors are clearly, I mean, they've – they are so close to our clients that they really act in their interest. And we're – there was no investments coming through. That's what it is. They would certainly advise also on cash management deposits money markets as well. And, you know, they have had very good years and now in this quarter, you know, in the fact that the interest income is basically produced at a lower cost income ratio. That is for us looked upon from a corporate perspective, but they are really advising in the best interest of our – of their clients. So, not necessarily then per se looking at for the quarter what their revenues would be. So, the financial advisor distribution model is very important to us. As you know, we have been working on the productivity improvement over the last three years, and have done really well on that under Tom's leadership, and that is what is important. And the count of financial advisers, which you mentioned, is one that we shouldn't look at. But since three years, the count has gone around 6%, whereas the profitability of the franchise has increased by 60%.

So, moving the financial advisers to the higher wealth band and supporting them in their productivity and specifically, and now I get to your point, ensuring that we invest so that they can be very efficient and advise their clients that they can actually have the products on screen, that they can actually – well, they have that, but in an even better fashion, that is important.  So, the whole wealth management, the WMAP project where we invest in a digital tooling for the financial advisers is one that is very important that we are committed to because the distribution channel is core to our offering in the US. And basically, we had two new releases just in the last couple of months and the pickup of those new releases of our digital support is at 94% with our financial advisers. So, it shows that we're doing the right thing for them to be more effective with their clients.

On Europe, so, the way I look at Europe, and I don't think that has really changed, if anything, is probably worsened. So, Europe is not necessarily an area where we expect a major wealth creation in comparison to Asia and the US. And that's why we have looked at Europe strategically, and we have basically looked at the plan where we can actually support our European businesses from the investment banking side with the right coverage to support the coverage of the basically the family business where the wealth creation will be, the entrepreneurs where the wealth creation will be. And that is basically a model that we can – that we don't necessarily need a local activity for in every country. And then basically the discussion around where do you want to be than active locally on top of that offering, really depends on whether you can actually generate the scale than locally. And that's how we came to the decisions to sell Austria and Spain.

The other countries we actually feel are large enough with sufficient scale and growth opportunities for us to continue our activities. But I think that I'm not the only one disappointed in the progress of creating a real banking union where in fact, you still need to build so much locally in order to be a local player. That scale is an important factor. And therefore, you know, it really depends on the size of the market for us, whether we continue to also do our local offering there.

Benjamin Goy, Deutsche Bank

Thanks for the comprehensive answer.

Thomas Hallett, KBW

Hi, guys. I have a couple of questions, please. So firstly, on the Investment Bank, I just want to know if there's any LBO hits booked in there or is that something we should expect in 3Q instead. And then secondly, you know, I think broadly you've demonstrated some good cost flexibility in the quarter, but I guess the concern now, it's how much flex there is from here should obviously conditions fail to normalize. So, what additional levers can you pull and what are you currently in terms of cost pressure points. Thank you.

Ralph Hamers

Yeah. Tom, so, on the first, well Sarah will do it and the second one I will answer you right now. So, for us it is important to look at the cost/income ratio. That's what we have kind of targeted with you and we are fairly confident to stay within the range of the cost/income ratio given our current model and our current plans. Having said that, we do expect that we do see further flex if there is if it is necessary. So, we do focus on costs. We're looking at costs as we speak. But we will not sacrifice the investments in the growth plans that we have unless those growth plans really are delayed in terms of the opportunity that they show. So, there is some flex there. If we truly feel that some of the growth may not come and clearly we will – we could work on that side. We have a savings plan in place, as you know, which is the 1 billion plan that we announced when we announced the strategy. And we are fully on track to deliver the 400 million out of that savings plan this year. So, that's an important factor as well to keep our costs under control. And then in the end, there is also such a thing that if the revenues are down, that, you know, the bonus accrual will also be down. And that's another factor that is important to manage our cost.

So, with that, Sarah, the first question.

Sarah Youngwood

Yeah. In terms of, I put on my prepared remark that we had 70 million net mark-to-market in LCM, corporate loans, and corporate real estate. So, I think that what you asked for was included in that number. I've also added that there was no development in July that has meaningfully affected our marks. And so, when you think about that in the context of our market share in B2/B3, this is actually an outcome that is less than what you would have expected based on our market share of B2/B3, and we believe that we have managed our risks well.

Thomas Hallett, KBW

Okay. Thank you. And, Ralph, just a quick follow-up. So, one of the main cost pressure points you're seeing at the moment, maybe regionally, you know, in a back office, what are the kind of key points there, pressure points?

Ralph Hamers

Well, I mean, so, you know that the largest part of our cost base is personnel costs. So – and that's a combination of inflation, as well as still in some areas a real tension in the labor markets and the geographies in which we're active. So that's where you see upward pressure on salaries still.

And depending on how things unfold, where if the inflation becomes stubborn, so to say, now that in the end will come through also in general salaries as well, also in the areas where there will be less of a labor market tension. So that's where you see most of the upward pressure coming through.

There's not a lot we can do about that other than further digital – further digitalizing our processes, so that we can basically manage the count. What we are really working hard on and indicated in my presentation as well is the engineer account as a percentage of the total of technology spend. With that, we create a lot of productivity which currently we use to continue to invest, but we could also translate that into a different way. So those are a couple of areas where we see pressure and productivity gains. So that's how we managed the mix a bit.

Thomas Hallett, KBW

Okay. Perfect. Thank you.

Flora Bocahut, Jeffries

Yes. Good morning. The first question I'd like to ask you is on the buyback plan. You know, you confirmed today that you stick to the 5 billion dollar buyback for this year. But at this pace, you will probably be finished with this buyback by the time you publish Q3 results. So just for understanding here what we should expect. Is it possible that you could decide reloading the buyback as early as Q3 results or this is something you rule out from today's standpoint already and not to be considered before full-year results are published in February next year?

And the second question is going back to the NII, I heard, you know, all the comments you made earlier on this call in the US, on the Swiss exposure. You used to provide a guidance, at least, you did in the previous quarter on the additional NII we should expect for this year. Does that guidance, you know, the billion additional year-on-year NII for this year, does that guidance still hold? Thank you.

Ralph Hamers

Yeah. So as you already had in your question, we confirmed a – to buy back around 5 billion of shares, and we're well on our way there and that's what we will do to further capital distribution to our shareholders beyond 2022. We will basically update the market all of the year with our fourth quarter result. It will be a mix of progressive dividend and share buybacks. But we will see at that moment in time. For now, we are focusing on the share buyback program that we have which is around 5 billion repurchase of shares. NII, Sarah?

Sarah Youngwood

Yeah. I already – in answer to a previous question reconfirmed that we're standing by the guidance as it was given in the last quarter on the static balance sheet.

Flora Bocahut, Jeffries

Thank you.

Stefan Stalmann, Autonomous

Yes. Good morning. I have two questions, please. So, the first one on deposits. Your deposit balance and global wealth management has come down quite a bit 6% during the quarter, quite similar to what we have seen at US peers. Do you have any visibility on where these deposits have actually gone, and do you expect more deposit outflows going forward? And can you actually say whether clients have moved out of deposits into, let's say, money market funds or other disintermediate forms of savings? And if that's the case, why have you not gone into asset management products which I guess if you look at the flows, has probably not happened.

The second question on liquidity, please. You're facing now changing and probably higher liquidity requirements under Swiss rules. And I've seen that you say that the impact on these requirements is still quite uncertain, but could you maybe give us an early guidance on whether you see any impact of these new rules on balance sheet or P&L for you? Thank you.

Ralph Hamers

Yeah, Stefan, on the second one, I can be short. Basically, the ordinance is finalized just three weeks ago, four weeks ago. And we are waiting for further guidance from FINMA on that one. And before we have that, we can't, you know, update anyone. So, we really want to wait for that guidance before we give further updates.

Sarah, on the first one on the deposits, yeah?

Sarah Youngwood

On the deposit, as you noted a little bit in your question, yes, there was some flows into money market. There were some flows into T-bill treasuries as people basically took a little bit of duration and usually are very, very high quality especially government assets. And we would say that given the strength of our savings products, we were able to retain a good amount because when you – you mentioned a similar performance to the US peers, but we actually don't have the banking, checking products to the extent that they have it. It's definitely something that is important in our plans to grow. So having accomplished a similar percentage given we didn't have that I think is a good performance.

And in terms of like where specifically we saw the outflows going, it's not that easy to track because some of it went directly to tax. And so, you can't actually then see where it comes back.

Stefan Stalmann, Autonomous

Right. Thank you very much.

Piers Brown, HSBC Bank

Yeah. Good morning. Just a few questions. One is on the EMEA net new money flows and the outflows of half a billion. I'm just looking at that number, and I'm linking it to the disclosure you give for asset sale by Russian residents, which I think is higher than the quarter and just if there's any linkage between those two movements.

And the second question is just on the CET1 movement whether there's been any significant OCI impact this quarter. Thanks.

Ralph Hamers

OCI? Sarah?

Sarah Youngwood

So, what you would see in the OCI is simply some of the currency impact that is running through the CET1 and then that 600 million and then it is offset by the RWA 5 billion down. And so, the net of all of that is the 10 basis points headwind that I mentioned but not much. And then, you have the reclassification that I mentioned, which is actually going the opposite direction and offsets it.

Ralph Hamers

Yeah. Piers, on your question in terms of the decrease in net new fee generating assets for EMEA, well, we don't go into further detail about this, but, yeah, part of that is certainly also to do with – can also have to do with Russian clients.

Piers Brown, HSBC

Okay. Thanks. Could I just come back on the OCI question? I think last quarter, you gave a figure of 9 billion for the – I think that was the liquidity book with the US banking subsidiary, which is mainly treasuries and NBFs. I think that was the primary driver of the OCI move you had last quarter. Is that book changed in composition or size in any way and is that the area that the reclassification is coming from?

Sarah Youngwood

Yeah. That's exactly right. It was 9 billion dollars of that, 7 billion is the reclassification that I talked about. And what is left is much shorter duration and yeah, it's shown only high quality being AA and above.

Piers Brown, HSBC Bank

Yeah. Okay. Perfect. Thanks very much.

Ralph Hamers

Well spotted.

Andrew Coombs, Citi

Good morning. One question on the targets and then a follow-up on cost flex, please. If you look at the numbers you published today, 18.9% return on Core Tier 1 and then a 70.6% cost income. But obviously benefits from the 810 million one-off gain on the Mitsubishi JV. So, if you're trying to adjust for that, I think you're looking at about an 11.5% return on Core Tier 1 for the quarter and about a 75% cost income ratio. So, what gives you the confidence that you can certainly beyond this year, still achieve the 15% to 18% and the target cost income of 70 to 73 as well? Anything that you can do from an output perspective, assuming that markets don't recover.

And then the broader questions come back to the point on cost flex. We've obviously seen a big step down in market levels. And yet when we look at your costs ex.-litigation and FX that's down 1% flat or rough 1% in every division. And that doesn't seem to be a big step change in the costs to accommodate the move down in market levels and accordingly what it means for your revenues. So, anything you can add on cost flex above and beyond what you've already said, please. Thank you.

Ralph Hamers

Yeah. Sure, Andrew, on the second one, I can be clearer. I mean, as you know, we are – we continue to invest, right. So, we have plans. We have a strategy. We're investing in our strategy. And where you see some of the cost categories actually being related to revenues, there is also categories that basically, as we have also updated you on, our areas of investment, and we are not sacrificing the investments in those growth areas. So – but, you know, if things get worse, we have different levers to pull and then we will pull those levers. So, I do think there is sufficient flex. Having said that, we are comfortable with the guidance around staying within the cost/income range, as well as the return range, and Sarah will update you there.

Sarah Youngwood

Yeah. So, I really didn't follow totally your math because when I do my math, this is what I do. JV sale 848 million. Real estate gains is 46. The litigation, you would say, is 221 net. Accounting asymmetries is 214. And so, you certainly are sticking out a little bit, but you get to a number that is in the mid-teens, not at all the low-teens.

I think I will follow up with you.

Andrew Coombs, Citigroup

No. I think you individually accounting asymmetries as well, which I hadn't, which explains the doubts. So I guess the follow-on question would be how long did it take for those to reverse?

Sarah Youngwood

Well, by definition of them being asymmetries, we don't have, like, a great way to project them. We do have scenarios. They are sensitive to the shape of the curve, the basis between different currencies, and the basis between swaps and LIBOR. So, you'll have to know what's going to happen to all of those to give you an estimate. But in general, over a long period of time, this should revert back to zero, which is why I suggested that you could consider them.

Andrew Coombs, Citigroup

Okay. Thank you both.

Anke Reingen, RBC

Yeah. Thank you very much. I just have two follow-up questions. The first is on the cost. I just wanted to confirm that your previous guidance about the 2% ex-available comp and FX and litigation still stands or you think the inflation pressure is too high? And I guess – I mean, I guess you supposed you said if that was were for levers, I guess, I'll go first to that one as well.

And then just on the leveraged finance and the mark-to-markets. The 70 million you took in the quarter, I guess that's also relative to the 700 million you disclosed in your report about commitments that have not yet been distributed. And can you just confirm your comment about no further marks in July would refer to the 700 million as well? Thank you very much.

Ralph Hamers

Yeah. So, Anke, on cost, so as I was indicating, there was certainly upward pressure coming from tense labor markets, coming from inflation as well, and that seems to stay longer than expected. So, from that perspective, we're really looking at all categories at this moment in time. If you look at our cost increases, then we would be running pre-FX, pre-everything around 2.8%. We are working hard to, you know, moving that down so it will be in the twos. But whether it's exactly the two, you know, that's what we're working on. So, for us, the most important element is the cost/income ratio, which is the basically the way you measure the efficiency of your total. And we're confident staying in that as said, you know, managing cost have different components.

We also have on one side the inflation that pushes up the cost pre-FX. But the other side, we can all recognize that at this moment FX also has to do with the rate environment. And therefore, FX is not just an FX change, a bit of an FX exchange. But we do look at FX as well as what helps us managing cost. Sarah on the MTM so I didn't know where the 700 was coming from.

Sarah Youngwood

Yeah. So, basically we did look carefully at our balance sheet commitment and – both on and off balance sheet, but effectively we have come down actually significantly from a year ago in terms of our commitments in the States. And of course, yes, we are considering everything that is committed in the comments that we provide, and in the market that we have done, so yes.

Anke Reingen, RBC

Okay. Yeah. I just – I guess you say on the quarterly report, there's 700 million of commitment not yet been distributed, but I guess that captures it. Okay. Thank you very much.

Ralph Hamers

That will always be in that business, right? So, I mean you underwrite and at a certain moment in time, also at the quarter-end, you always have a position not fully distributed, but as per the end of the quarter, across the different – the three different books that we have indicated, leverage, corporate lending, as well as real estate, the 72 million markdown is what we and also the accountants feel is the right representation of the value. And that's where we are. It kind of shows that we have been able to manage the book down, and that is a pretty conservative book. Thank you.

Anke Reingen, RBC

Okay. Thank you very much.

Nicolas Payen, Kepler Cheuvreux

Yes. Good morning. Two questions, please, two follow-ups. The first one would be on net inflows in GWM. Just net new flows and leverage tend to evolve in the same way, actually. And for Americas and Asia, we see them going in different directions. So, I wanted to know if there is any particular reason for that.

And the second question, a bit more perspective. And I know that Wealthfront is not yet integrated within UBS, but maybe just a quick qualitative comment on how Wealthfront is doing in such a volatile environment regarding inflows or trading on the more retail side. Thank you.

Ralph Hamers

Yeah. Nicolas. I really want to kind of refrain from making comments as to how Wealthfront is doing because, you know, it's – the transaction has not been consumed. So, it's not for us to update you on how they are doing, so – but I can tell you that, you know, we have prepared everything for this acquisition to be executed, and we're waiting for regulatory support and – which is the normal course of business how you go through regulatory support. So, that's one.

On the leverage versus the net flows, I honestly think in terms of the US, this is just very much driven by the tax flows. So, on one side, we see a real lending growth, a lot in mortgages, that has nothing to do with flows. And therefore, we're very – our mortgage book grows quite well in the US for ultra-high and high net worth individuals. That's a business that we – that has been growing over the last quarters. So that is not necessarily related to your flows. And as Sarah already explained, the negative flows in the US are largely explained by a higher-than-expected outflow related to tax.

Amit Goel, Barclays

Hi. Thank you. So I've got some follow-up questions on the NII. The first question is I think you said that you stand by the previous guidance NII for GWM for the remainder of this year. So I think Q2 relative to previous guidance was a little bit below so just to check, so that would suggest a bit more for Q3 and Q4 than what you previously thought?

And secondly, I just wanted to understand a bit more in terms of – I think, previously, the guide was about a 15% sequential growth in NII for GWM. What the difference was in terms of why it ended up being up 11%, which is still a strong improvement? But what the drivers or difference was there, especially given the comment that model deposit betas were less than anticipated? Thank you.

Sarah Youngwood

The guidance was specifically a static balance sheet guidance.

Ralph Hamers

So basically, static balance sheet as per the balance sheet at the end of the first quarter. That's the way the guidance was given.

Amit Goel, Barclays

Okay. So the decline in deposit balances was the difference.

Sarah Youngwood

That's right. And so, that's just the way we had given the guidance. And so, after that you can build in your assumptions on a known static balance sheet which is reality of life.

Amit Goel, Barclays

Okay. Got you. And so, is the implied for Q3 for now a bit higher than previously thought or is it still based on the balance sheet as of Q1?

Sarah Youngwood

Yeah. Again, we chose because at some point you get into and there is only two quarter and there is only one quarter. So we just decided to stand by the guidance as it was done.

Amit Goel, Barclays

Okay. Thank you.

Adam Terelak, Mediobanca

Morning. So just a couple of follow-ups for me. On the US tax outflows, you've mentioned it in terms of the net new fee-generating assets in the US, but also attached to some of the decrease in deposits. So I just wanted to get more color how that 10 billion is split across the two. And why is that coming out of fee-generating assets? Why is it not just deposits being used to pay off tax bills? So, a little bit of color there would be great.

And then on the buyback, I hear your message on the 5 billion. You're committing to that. Clearly, you need to go back into the market for the employee share schemes. So could you just give us a color of kind of what sort of volume might be attached to that on top of the 5 billion? And then how we should think about this heading into year-end? Clearly, at some point you're going to go from buying 20% ABB every single day to being very much out of the market when you complete that program, which is how to think about managing those volumes through year-end. Thank you.

Sarah Youngwood

And so, as you can tell we are ahead of plan being at 3.7 million as of last Friday. And it's part early because we know exactly what we have to do and we also are conscious of not leaving things for the last minute. And so, we – I don't have for you this specific number regarding the employee base. But what I can tell you is that we consider all of that and that we again reiterate our ability to complete the 5 billion for the full year. So, I'll ask IR to follow-up on that specific number.

Adam Terelak, Mediobanca

Great. Thank you. Just on the buyback, can I confirm is the limiting factor here still just discussing ABB or we still kind of 5 billion and we're going to move on to next year before talking again.

Sarah Youngwood

As we say it's not about limiting factors. We guided to 5 billion and we will execute 5 billion.

Ralph Hamers

Exactly. We left that at the market, you know, as for the end of the fourth quarter. So, that's where we are.

Adam Terelak, Mediobanca

Great. Very clear. Thank you.

Ralph Hamers

And then the other question was in the flow of deposits versus new fee generating assets and taxes.

Sarah Youngwood

So, most of our clients have several accounts. So, we have seen the 10 million [edit: billion]  dollars of flows. They have come a lot actually from some short-duration mandates. And not to say that they have come only from that. But we have seen that the clients were not just able to do that out of deposits.

Adam Terelak, Mediobanca

Okay. So, selling the product to pay tax bills .

Sarah Youngwood

Some. Yes.

Ralph Hamers

It is also about tax optimization as to when you sell your portfolio as well in the US, so they measure that very specifically, and they basically make the calculations between whether to pay it out of deposits or whether to pay it out of invested assets. That's well optimized.

Adam Terelak, Mediobanca

Right. Thank you.

Jeremy Sigee, Exane BNP Paribas

Hi there. Thank you. Two follow-ups, please. I take your point on the NII guidance and the forward curve. You're standing by the existing comment you don't want to get into two quarter, one quarter. But I just wonder if you could give us a sense of what that looks like going into 2023, what you expect the uplift from the forward curve as it currently stands to be in 2023 compared to 2022? That's my first question.

And the second one is a little bit nitty-gritty. The – amidst in global wealth management, the fee-generating asset margin is down 2 basis points quarter-on-quarter, whereas for the overall business, the gross margin is up a couple of basis points quarter-on-quarter. Is that just a mix thing to do with the loans and not in there or what – is there anything to comment on in terms of that decline in the fee-generating asset margin Q-on-Q?

Ralph Hamers

Well, we'll probably have to come back to you on that one. So, why don't you follow-up with the investor relations team on the margin itself, Jeremy.

On the other one, we don't guide beyond 2022 on the rate environment, honestly. So, I think what we can indicate is to how we manage our book, our deposit book, let me put it that way, also in the US, and this is also to do with our strategy is that there's also again to do the requirement to reclassify to fair value OCI which is that, you know, the strategy in the US calls for building a bank next to a wealth manager.

And if you build the bank, you build the loan book, you build also a deposit book, not just for funding, but also in our – in building deposits as a business. And therefore, the way we go about our deposit pricing is always one where you look at the commercial opportunity, but also in terms of maximizing the margin, and the profitability around it.

So, it is not pure a funding vehicle for us as it may have been in the past, and therefore and hence also the qualification of the HQLA book against it. It is more and more a strategic book for us, hence the way we price deposits going forward with impact on NII really looking at the optimal pricing for that but also the reclassification of the bonds that we hold against it, so it's all related.

Jeremy Sigee, Exane BNP Paribas

Thank you.

Andrew Lim, Société Générale

Hi. Morning. Thanks for taking my questions. So, I just wanted to revisit the IB performance, and it is notably weaker than US peers. And I know you say, you know, flow business was strong, but really it was a strong macro quarter. Wouldn't anything else rates and FX? So, I'm just a bit surprised by the performance in your FICC business there. And I just wanted to know from what you could see, if there was some kind of like macro, sorry, geographical explanation for that? So, weakness may be in Europe and APAC versus the US that could explain that.

And then secondly, and I'm just wondering about your thoughts on sizing up your treasury portfolio and investing more in bonds. I mean we've talked a bit more about the size of the balance sheet here having a bearing this past quarter and especially on the deposit size. Is that the main limiting factor for increasing your bond investments there or are there great – is there a greater flexibility to upsize and increase your net interest income.

Ralph Hamers

So, Andrew on the first one. Again, I think that the way we look at our markets results versus peers is as follows. And that's why we outperformed them in the first quarter. And we may – we lack a bit in the second quarter. And there was basically two components to it. The first one is geographical bias, where the US peers are much more biased towards the US and we have a global footprint, that is one. And the second one is the exposure to the rates business versus us, the exposure to more equities and structured products business. That generally I mean, those are the two main factors that if you correct for that we feel that we are more or less in-line with how peers have produced. But headline shows a different factor. Having said that, you know, the 10% revenue increase for Global Markets year-on-year, we feel is a good number. But indeed, we have a different setup in our Markets business. As you know, we are aligning our investment bank towards what we want to build over time. And therefore, the in the Markets business specifically equities is very strategic for us and we don't build an investment bank for being an investment bank. We – we are building an ecosystem for investing in which, you know, wealth management, asset management, and investment banking capabilities are very important in order to grow that. But we don't build an investment bank for being an investment bank. I think that will then also explain some of the activities that we don't have and some of our peers do have. And in one quarter that makes us outperform them, and in the other quarter it makes them outperform us if you just look at the investment bank.

The second question, honestly, Andrew, I didn't quite understand what you were trying to ask. Could you repeat that?

Andrew Lim, Société Générale

Yeah, sure. In the rising rates environment, I guess, it makes sense to see whether you can upsize bond investments and then increase in net interest income, especially given your move to reclassify some of those bond investments at amortized cost. This quarter, we've seen maybe, you know, the balance sheet shrinkage and loss of deposits as a limiting factor there. But, I mean, how do you see that going forward actually? Your opportunity to increase bond investment, is that purely limited by deposits or do you have more flex there to increase that?

Sarah Youngwood

The way you can think about it is we have the deposits that we have coming from our customers. We all have on the offset some of the loans that we have coming from our customers. And then the net of the two would be securities portfolio. And we do everything with a view to managing the assets and liabilities to our replication and making sure that we get to the appropriate duration to manage the risks. And so, there is no particular limit in terms of, like, how big the investment portfolio can be. And I would say theoretically, but for us, what's important is that we wouldn't take a – an unexposed duration risk. And so, what we want to have is a match funding that reflects the quality of the deposits that we have and the duration of the loan books that we have.

Andrew Lim, Société Générale

Okay. That’s great. Thank you.

Alastair Ryan, Bank of America

Thank you, and good morning. And so, fee-generating assets coming to Q3, down 12% on where they came into Q2, invested assets, down 11%. Is there anything that would offset that as a headwind to your fees, which were obviously double your net interest income in wealth management?

And second, please, the cost/income in Q2 was well over 70% to 73% excluding the various one-offs in revenues and costs. Will you putting some money aside for future quarters or to get back into the 70% to 73%, you know, the revenues to snap back up or a step up in the cost program? Thank you.

Sarah Youngwood

So, again, when we did the underlying for the first half, we were actually quite close to the reported because they are items that go in both directions. And so, we'd want to make sure that we review the math that you're doing, review on that one, too, and because we're not seeing the issues that you're describing.

Ralph Hamers

And, Ryan, so, basically, we report as we report and the cost income is on reported numbers, right? So, it's good that you also look at the underlying because that is also important for us. I mean we make that analysis as well as to – well as so how can we further improve our cost income ratio in the underlying. But you know that the targets are on a reported basis. Okay.

Alastair Ryan, Bank of America

Thank you. On the invested assets?

Sarah Youngwood

Well, they reflect the market that has gone down. And then we, of course, have done better than the market because we have added other cumulative flows into that.

Alastair Ryan, Bank of America

Thank you.

Ralph Hamers

Okay. There's no more questions. Then, I'll close this call. Thank you for calling in this morning. I think, to sum it all up, as you can see from our numbers, this was for our clients a challenging quarter where our private clients were sidelining their investments, waiting for guidance and also for advice, whereas our institutional clients have really been very active and that's what you see through the numbers. We have progressed in our strategy if it comes to putting the company closer together, launching digital initiatives, working on technology in order to further improve efficiencies as well, keeping costs under control, and that leading to, in our view, a very strong or a good underlying performance, let me put it that way, in the Swiss business, in the markets business and in the wealth business.

And so with that, thank you again for calling in and I wish you a great day. Thank you.

Cautionary Statement Regarding Forward-Looking Statements | Cautionary Statement Regarding Forward-Looking Statements | This presentation contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. 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(xiii) the effects on UBS’s cross-border banking business of sanctions, tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; 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and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2021. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

Date:  July 27, 2022